Huntington Bancshares Incorporated Huntington Center
41 South High Street
Columbus, Ohio 43287

Donald R. Kimble
Executive Vice President, Chief Financial Officer & Controller

614.480.5240
614.480.5284 Facsimile
May 1, 2006
Via EDGAR
Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
cc: Benjamin Phippen – Staff Accountant
cc: Tim Geisecker – Staff Attorney

Re:	Huntington Bancshares Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
SEC File No. 0-2525
Dear Mr. Walker:
               We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated April 13, 2006, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “Report”). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
               In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.
Form 10-K, December 31, 2005
Part I, Item 1: Business, page 3
1.	You state on page 3 of Part I that you incorporate your lines of business from your Annual Report, but the front page of your Form 10-K omits inclusion of Part I as one of the sections of the Form 10-K that incorporates information by reference. Please revise and refer to the instructions of Form 10-K and Rule 12b-23 of the Exchange Act.

Management’s Response: We will amend our Form 10-K to include, on the front page, Part I as one of the sections of the Form 10-K that incorporates information by reference.

Donald A Walker
May 1, 2006

2.	While we note that you refer the investor to your Annual Report on page 3, the discussion of your lines of business in the section on Management’s Discussion and Analysis of Financial Condition and Results of Operation concentrates on the finances and does not provide a narrative description of your business. Please revise to conform with Item 101(c) of Regulation S-K.

Management’s Response:

We have reviewed Item 101(c) of Regulation S-K and believe that the disclosures in our MD&A on pages 71 through 90 of our annual report comply with the requirements. Please see, specifically, the narrative discussion of the objectives, strategies and priorities of our Regional Banking line of business on page 73; the narrative discussion of the objectives, strategies and priorities of our Dealer Sales line of business on page 78; and the narrative discussion of the objectives, strategies and priorities of our Private Financial and Capital Markets Group line of business on page 83. Each of these lines of business sections provides a narrative description of the principal products and services as well as the principal markets for, and methods of distribution of, the line of business’ products and services. In addition, where material, competitive conditions and methods of competition are identified. Tables 30, 31, and 32 provide financial information about each line of business, such as the amount of total revenue and revenue by product/service type contributed by each line of business for each of the last three years as required by Item 101(c) of Regulation S-K. The amount and percentage of year over year change is also indicated. These tables also set forth the performance metrics, credit quality information, number of employees, and supplemental data relevant to each line of business. The other information requested in Item 101(c) of Regulation S-K is either not applicable or not material to our lines of business.

3.	We note your discussion regarding the regulations to which you are subject and the various governmental authorities to which you report; however, this discussion does not provide a description of your business but rather the rules under which you operate. For example, you state on page 6 that “financial institutions are required to maintain a risk-based ratio of 8% with 4% being Tier 1 capital,” yet the disclosure omits whether or not you comply with this requirement. Please revise to disclose your performance or compliance with such rules.

Management’s Response:

The primary purpose for including the information set forth under the heading “Regulatory Matters” in Part I, Item 1 of our 2005 Form 10-K is to provide the reader with information about the various regulations to which we are subject and the governmental authorities to which we report. We believe this information is important to an understanding of our business taken as a whole. In an attempt to reduce repetition in an already lengthy document, we did not include certain company-related disclosures in Part I, Item 1 where such disclosures were contained in, or incorporated by reference to, other sections of the Form 10-K.

The “Regulatory Matters” section organizes the applicable regulations by subject matter subtitles. We list below those subtitles and identify where the company-related information, if material, can be found in our Form 10-K or, if incorporated by reference, in our 2005 Annual Report to Shareholders (page references are to pages in the Form 10-K unless otherwise indicated):

Donald A Walker
May 1, 2006

Subtitle	Location of Company-specific Information
General	Company-specific information is included under this subtitle (page 4).

Holding Company Structure	Company-specific information about our structure and the applicability of the source of strength doctrine, subordination provisions, assessment provisions, and the new rating system is included under this subtitle (pages 4-5); company-specific information about affiliate transaction restrictions is contained in Note 23 of the Notes to Consolidated Financial Statements (page 131-132 of our Annual Report to Shareholders).

Dividend Restrictions	Company-specific information is included under this subtitle (page 5).

FDIC Insurance	Company-specific information is included under this subtitle (page 5-6).

Capital Requirements	Company-specific information about our capital ratios is included under the heading “Capital” and in Table 28 of the Company’s MD&A (page 70 of our Annual Report to Shareholders) and in Note 23 of the Notes to Consolidated Financial Statements (page 131-132 of our Annual Report to Shareholders).

Prompt Corrective Action	We disclose that we and the Bank are well capitalized under this subtitle (page 7); company-specific information about our brokered deposits is included under this subtitle (page 7); additional Company-specific information about our capital ratios is included under the heading “Capital” and in Table 28 of the Company’s MD&A (page 70 of our Annual Report to Shareholders) and in Note 23 of the Notes to Consolidated Financial Statements (page 131-132 of our Annual Report to Shareholders).

Financial Holding Company Status	We state that we qualify as a financial holding company under the “General” subtitle (page 4); the information under this subtitle is intended to describe what it means to so qualify.

USA Patriot Act	Company-specific information about the impact of this law on us is included in our risk factors under the heading “Non-compliance with USA Patriot Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.” (page 14).

Customer Privacy and Other Consumer Protections	Company-specific information is included under this subtitle (page 8).

Sarbanes-Oxley Act of 2002	Company-specific information is included in Item 9A (page 18) which also incorporates by reference information from other sections of our 2005 Annual Report to Shareholders.

Recent Regulatory Developments	To the extent known, the impact of the regulatory developments described under this subtitle is included under this subtitle (page 9).
We believe that all of the material information about the Company and the impact of the various regulations on us is included or incorporated by reference in the Form 10-K under headings such that an interested reader can easily find the information. However, we will enhance our disclosures in future filings either by including or expanding the company-specific information under the appropriate subtitle of the “Regulatory Matters” section or by more clearly cross-referencing the place where the information may be found.

Donald A Walker
May 1, 2006

Available Information, Page 9
4.	Please revise to correctly state the new location of the SEC’s Public Reference Room.

Management’s Response:

We correctly stated the location of the SEC’s Public Reference Room on page 22 of our Form 10-K when referring to the list of exhibits required to be filed with the report and we also provided correct website addresses for both the SEC and Huntington so we believe that readers of the report will be able to obtain copies of documents we incorporated by reference if they desire. We will correct the location of the SEC’s Public Reference Room in the “Available Information” section of our Form 10-K in future filings.
Management’s Discussion and Analysis
Loan and Lease Portfolio, page 53
5.	We note your disclosure on page 116 that you have a significant amount of home equity loan products, some of which are interest only loans. Please tell us, and in future filings disclose the approximate amount and percentage of interest only loans as of the end of each reporting period.

Management’s Response: The amount disclosed as home equity in our loan portfolio consisted of:
•	Home equity loans ($1.1 billion, or 4.6% of total loans, at 12/31/05 and $0.9 billion, or 3.8% of total loans, at 12/31/04) with fixed payments (principal and interest) and amortization schedules and

•	Home equity lines of credit ($3.5 billion, or 14.4% of total loans, at 12/31/05 and $3.7 billion, or 15.7% of total loans, at 12/31/04) that are interest only.
Additionally, we had approximately $0.8 billion of loans, or 3.3% of total loans in the residential mortgage portfolio that are interest only at 12/31/05 ($0.7 billion, or 2.7% of total loans at 12/31/04). We will enhance future filings to disclose the amount of home equity balances that are interest only.
6.	Based on your response to our comment above, if you determine that your interest only loans are material, please tell us, and in future filings disclose:
•	The significant terms of your interest only loan products, including underwriting standards, maximum loan to value ratios and how credit management monitors and analyzes key features, such as loan to value ratios and negative amortization;

•	The amount of loans that experienced negative amortization during the period and the amount of the increase in the loan balance resulting from the negative amortization; and

•	Your policy for placing loans on non-accrual status when the loan’s terms allow for a minimum monthly payment less than interest accrued on the loan and the impact of this policy on the nonperforming loan statistics disclosed.
Management’s Response:

Huntington’s interest only residential mortgage loans are underwritten to specific standards including minimum FICO scores, stressed debt/income ratios and extensive collateral evaluation. Huntington’s interest only home equity lines of credit are underwritten to specific criteria based on minimum FICO scores, debt/income ratios and loan-to-value ratios.

As discussed in footnote 6 on page 116 of our Annual Report to Shareholders, Huntington does not offer or purchase home equity loans where the loan to value ratios exceed 100% or that permit negative amortization. As disclosed on page 55 of our Annual Report to Shareholders under

Donald A Walker
May 1, 2006

“Non-Performing Assets (NPAs),” residential mortgages and home equity lines and loans are placed on non-accrual status when the loans are 210 days or more past due as to interest, regardless of collateral.

In future filings, we will enhance our disclosures in the “Consumer Credit” portion of our “Credit Risk” section of our Management’s Discussion and Analysis. Please see our response to your comment 7, below, for our proposal of this enhanced disclosure.

7.	If material, please tell us, and in future filings expand your credit risk discussion to include risk mitigation activities used to reduce credit risk exposure related to your interest only home equity loans.

Management’s Response:

We will enhance our future filings to include a discussion of the credit underwriting for our interest only loans. We will also discuss our interest only loans providing the historical context to understand how these loans relate to, and affect the risk of the overall loan portfolio. The following is our proposed enhanced disclosure, with new narrative discussion underlined:

Consumer Credit
     Consumer credit approvals are based on, among other factors, the financial strength of the borrower, type of exposure, and the transaction structure. Consumer credit decisions are generally made in a centralized environment utilizing decision models. There is also individual credit authority granted to certain individuals on a regional basis to preserve our local decision-making focus. Each credit extension is assigned a specific probability-of-default and loss-in-event-of-default. The probability-of-default is generally a function of the borrower’s credit bureau score, while the loss-in-event-of-default is related to the type of collateral and the loan-to-value ratio associated with the credit extension.
     Home equity lines and loans consist of both first and second position collateral with underwriting criteria based on minimum FICO credit scores, debt/income ratios, and loan-to-value ratios. We offer a closed-end, home equity loan with a fixed rate and level monthly payments and a variable-rate, interest only home equity line of credit. At March 31, 2006, we had $1.1 billion of home equity loans and $3.5 billion of home equity lines of credit. The average loan-to-value ratio of our home equity portfolio (both loans and lines) was 80% at March 31, 2006. We do not originate home equity loans or lines that (a) allow negative amortization, (b) have a loan-to-value ratio at origination greater than 100%, or (c) which are “options ARMs,” that is, which can be adjustable rate at the option of the customer. Home equity lines of credit generally have variable rates of interest and do not require payment of principal during the 10 year revolving period of the line. Home equity loans are generally fixed rate with periodic principal and interest payments. During the first quarter of 2006, we originated $320 million of home equity lines. The lines of credit originated during the quarter had a weighted average loan-to-value ratio of 75% and a weighted average FICO score of 736. Similarly, we originated $148 million of home equity loans in the first quarter 2006 with a weighted average loan-to-value ratio of 58% and a weighted average FICO score of 726.
     At March 31, 2006, we had $4.6 billion of residential real estate loans. Adjustable rate mortgages, primarily mortgages that have a fixed rate for the first 3 to 5 years and then adjust annually, comprised 65% of this portfolio. We do not originate residential mortgage loans that (a) allow negative amortization, (b) have a loan-to-value ratio at origination greater than 100%, or (c) which are “options ARMs,” that is, which can be adjustable rate at the option of the customer. Interest only loans comprised $0.9 billion of residential real estate loans at March 31, 2006. Interest only loans are underwritten to specific standards including minimum FICO credit scores, stressed debt-to-income ratios and extensive collateral evaluation.
     In consumer lending, credit risk is managed from a loan type and vintage performance

Donald A Walker
May 1, 2006

analysis. All portfolio segments are continuously monitored for changes in delinquency trends and other asset quality indicators. We make extensive use of portfolio assessment models to continuously monitor the quality of the portfolio and identify under-performing segments. This information is then incorporated into future origination strategies. The independent risk management group has a consumer process review component to ensure the effectiveness and efficiency of the consumer credit processes.
     Collection action is initiated on an “as needed” basis through a centrally managed collection and recovery function. The collection group employs a series of collection methodologies designed to maintain a high level of effectiveness while maximizing efficiency. In addition to the retained consumer loan portfolio, the collection group is responsible for collection activity on all sold and securitized consumer loans and leases.
     Please refer to the “Non-performing Assets” section of Credit Risk, below, for further information regarding when consumer loans are placed on non-accrual status and when the balances are charged-off to the allowance for loan and lease losses.
Consolidated Financial Statements
Note 12, Income Taxes, page 122
8.	We note in your disclosure on page 123 that you have a deferred tax asset valuation allowance equal to your capital loss carry-forward for the year ended December 31, 2005. Please provide us with the analysis you performed that led you to conclude that it is more likely than not that this net operating loss carry-forward will not be realized. In preparing your response, please address tax-planning strategies considered in determining the amount of the valuation allowance required. Refer to the authoritative guidance included in paragraph 17(e) and 22 of SFAS 109.

Management’s Response:

We estimated a capital loss for tax year 2005 in the amount of $288.2 million. Of this amount, $171.7 million was estimated to be realizable and was carried back to prior years to offset previously recognized capital gains. Based on the evidence that we considered at December 31, 2005, we determined that a valuation allowance of $41.0 million ($117.0 million @ 35%) was appropriate for the deferred tax asset resulting from the capital loss carry-forward since it was not likely that HBI would be able to utilize this capital loss carry-forward within the prescribed 5-year carry-forward period. As a result, a valuation allowance was recorded for the entire capital loss carry-forward amount as provided in paragraph 17(e) of SFAS 109.

In evaluating the amount of the valuation analysis, we considered tax planning strategies, including sale-lease backs, branch office sales, non-bank affiliate security portfolio sales and the sale of Federal Home Loan Bank stock that could generate capital gains, but concluded as of December 31, 2005 that no such strategies were prudent and feasible to facilitate the utilization of the capital loss carry-forward. In prior years, we have not generated any capital loss carry-forwards that would have required consideration of tax planning strategies.

Donald A Walker
May 1, 2006

Note 21, Derivative Financial Instruments, page 127
9.	For each type of hedging relationship, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedge:
•	The nature and terms of the hedged item or transaction;

•	The nature and terms of the derivative instruments;

•	The specific documented risk being hedged;

•	The type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	The quantitative measures you use to assess effectiveness of each hedge both at inception and on an on going basis.
Management’s Response:

For derivative instruments that are designated as hedging under SFAS 133, at the inception of the hedging relationship, we prepare hedge memoranda that identify the items you have asked us to address. We assess effectiveness quarterly, and, where the short-cut method is not used, measure and record ineffectiveness quarterly.
We follow the criteria specified in paragraphs 20, 21, 28, and 29 of SFAS 133 in designating a derivative as either a fair value hedge or a cash flow hedge. Regarding these paragraphs, we supplementally advise you of the following: We have not designated written options as hedges under SFAS 133. We do not designate derivative instruments as hedges, under SFAS 133, of (a) assets or liabilities that are remeasured with the changes in fair value currently in earnings, (b) investments accounted for under the equity method of accounting, (c) minority or equity interests in our consolidated subsidiaries, (d) firm commitments to enter into business combinations or to acquire/sell subsidiaries, minority interests, or equity method investments, or (e) instruments issued by us and presented in our shareholders’ equity. We do not hedge non-financial assets. We do not hedge any foreign currency exposures.
We have prepared two tables to specifically address the details you requested for each hedging relationship. One table, Attachment A, addresses how we determined that derivatives designated as fair value hedges met the criteria for hedge accounting. The other table, Attachment B, addresses how we determined that derivatives designated as cash flow hedges met the criteria for hedge accounting. Each table cross-references the items you requested depending upon the type of hedging relationship utilized during the three years ended December 31, 2005. Where a table indicates that we are using the short-cut method of assuming no ineffectiveness, we provide an analysis of how each hedge relationship meets the criteria specified in paragraph 68 of SFAS 133.
Additionally, we designate certain mortgage loan sale commitments as fair value hedges of specifically identified pools of mortgage loans held for sale. Primarily, our mortgage loans held for sale consist of 30- and 15-year, fixed rate mortgage loans. These derivatives hedge the risk of changes in the value of the mortgage loan due to changes in interest rates during the period while the loan is held for sale. At the inception of the hedge, we evaluate the specifically identified pool of mortgage loans for qualification under paragraph 21a(1) of SFAS 133. If this criterion is met, we evaluate the hedge for effectiveness, both at the inception and on an on-going basis, to determine that the hedging relationship is expected to be highly effective in achieving offsetting changes in the fair values between the mortgage loan sale commitment and the mortgage loan held for sale during the period that the hedge is designated.

Donald A Walker
May 1, 2006

10.	For each period presented, please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Management’s Response:

During the three years ended December 31, 2005, we have utilized the short-cut method to assume no ineffectiveness in only limited hedging relationships. Specifically, we have used the short-cut method for hedging subordinated debt (but not junior subordinated debt held by trusts issuing equity certificates or “trust preferred” debt), for medium- and long-term debt issuance presented on our balance sheet as “other long-term debt,” for one negotiable CD with terms similar to long-term debt, and one agency debt security.

Attachments A and B present analyses of how each hedge where the short-cut method is used meets the criteria specified in paragraph 68 of SFAS 133. We have not used “matched terms” to assume no ineffectiveness for any of our hedging relationships.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing;

•	Staff comments contained in this letter or changes to disclosures in future filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the Company may not assert Staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               We believe that the foregoing response addresses your comments. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,
/s/ Donald R. Kimble

Donald R. Kimble
Executive Vice President, Chief Financial Officer & Controller
Huntington Bancshares Incorporated

Copies to	Thomas E. Hoaglin, Chairman, President & Chief Executive Officer, Huntington Bancshares Incorporated.
Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated

Attachment A
Fair Value Hedging Relationships 2003 – 2005
(SFAS 133 Paragraph 20 & 21)

Hedge Relationship	Terms of Hedged Items	Terms of Hedges	Specific risks being hedged	Effectiveness Evaluation
Deposits – Negotiable Certificates of Deposit (Short cut accounting)	Specifically identified negotiable fixed rate Certificate of Deposit issued by The Huntington National Bank. The CD is not callable or pre-payable.	Receive fixed, pay 1 month LIBOR floating rate interest rate swaps. The notional amount of the swap matches the principal amount of the CD. The maturity date of the interest rate swap matches the maturity date of the CD.	The change in the fair value of the CD which is attributable to changes in the designated benchmark interest rate (1 month LIBOR).	The hedging relationship is assumed to be perfectly effective. Short cut accounting criteria met. See Short cut accounting criteria table.

Other Long Term Debt (Short cut accounting)	Specifically identified fixed rate medium term bank notes issued by The Huntington National Bank. The notes are not callable or pre-payable.	Receive fixed, pay 1 and 3 month LIBOR floating rate interest rate swaps corresponding to the index of the Note. The notional amount of the swaps match the principal amount of the medium term bank notes. The maturity dates of the interest rate swaps match the maturity dates of the subordinated notes.	The change in the fair value of the medium term bank notes which is attributable to changes in the designated benchmark interest rate (1- or 3-month LIBOR) for entire term of swap.	The hedging relationship is assumed to be perfectly effective. Short cut accounting criteria met. See Short cut accounting criteria table.

Subordinated Notes (Short cut accounting)	Specifically identified fixed rate subordinated notes issued by The Huntington National Bank. The notes are not callable or pre-payable.	Receive fixed, pay 3 month LIBOR floating rate interest rate swaps. The notional amount of the swaps match the principal amount of the subordinated notes. The maturity dates of the interest rate swaps match the maturity dates of the subordinated notes.	The change in the fair value of the subordinated notes which is attributable to changes in the designated benchmark interest rate (3 month LIBOR).	The hedging relationship is assumed to be perfectly effective. Short cut accounting criteria met. See Short cut accounting criteria table.

Investment Securities -Agency Debt (Short cut accounting)	A specifically identified fixed rate agency debt security designated as available for sale in accordance with SFAS 115. The agency debt is not callable or prepayable.	Pay fixed, and receive 3 month LIBOR floating rate interest rate swaps. The swap is not callable or prepayable. The notional amount of the swaps match the principal amount of the agency debt. The maturity date of the interest rate swap matches the maturity date of the agency debt.	The change in the fair value of the agency debt attributable to changes in the designated benchmark interest rate (3month LIBOR).	The hedging relationship is assumed to be perfectly effective. Short cut accounting criteria met. See Short cut accounting criteria table.

Deposits - Brokered Retail Certificates of Deposits (Long haul accounting)	Specifically identified brokered retail fixed rate Certificates of Deposit (CD) issued by The Huntington National Bank. The CD is callable by Huntington. The CD is puttable upon the death of the holder.	Receive fixed, pay 3 month LIBOR floating rate interest rate swaps. At inception, the notional amount of the swap matches the principal amount of the CD. The maturity dates of the interest rate swaps match the maturity dates of the CD. A dealer fee is incorporated in the swap payments. The swap contains a call option exercisable by the counterparty which mirrors the call option of the CD.	The change in the fair value of the CD which is attributable to changes in the designated benchmark interest rate (3 Month LIBOR).	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in the fair values between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the CD and the interest rate swap. To be considered highly effective, the change in the fair value of the hedging instrument must be within 80 to 125% of change in the fair value of the hedged item. Any difference in the value of the CD and the interest rate swap is recognized as ineffectiveness and is recognized in other income.

Installment Loans (Long haul accounting)	Specifically identified fixed rate installment loans issued by The Huntington National Bank. The loans are prepayable by the obligor.	Pay fixed, and receive 1 month LIBOR floating rate interest rate swaps with scheduled notional amortization.	The change in the fair value of the indirect installment loans attributable to changes in the designated benchmark interest rate (1 month LIBOR).	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in the fair values between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the loans and the interest rate swap. To be considered highly effective, the change in the fair value of the hedging instrument must be within 80 to 125% of change in the fair value of the hedged item. Any difference in the value of the loans and the interest rate swap is recognized as ineffectiveness and is recognized in other income.

Attachment A (continued)
Short Cut Criteria for Fair Value Hedges
(SFAS 133 Paragraph 68)

SFAS 133 Criteria for assuming No
Ineffectiveness – Fair Value
Relationships	Hedge Relationship	Hedge Relationship	Hedge Relationship	Hedge Relationship
	Negotiable CD	Other Long Term Debt – Medium Term Bank Notes	Subordinated Notes	Investment Securities -Agency Debt

The notional amount of the swap matches the principal amount of the interest-bearing asset or liability.	The notional value of the swap matches the principal amount of the CD throughout the life of the hedging relationship.	The notional value of the swaps match the principal amount of the medium term bank notes throughout the life of the hedging relationship.	The notional value of the swaps match the principal amount of the subordinated notes throughout the life of the hedging relationship.	The notional value of the swap matches the principal amount of the agency debt throughout the life of the hedging relationship.

The fair value of the swap at the inception of the hedging relationship is zero.	The fair value of the swap was zero at inception.	The fair value of the swap was zero at inception.	The fair value of the swap was zero at inception.	The fair value of the swap was zero at inception.

The formula for computing the net settlements under the interest rate swap is the same for each net settlement.	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.

The interest-bearing asset or liability is not prepayable, except as indicated in the following sentences. This criterion does not apply to an interest-bearing liability that is prepayable solely due to an embedded call option provided that the hedging interest rate swap contains a mirror image call option.
	The CD is not prepayable, and does not contain an embedded option.	The medium term bank notes are not prepayable and do not contain embedded options.	The subordinated notes are not prepayable and do not contain embedded options.	The agency debt is not prepayable and does not contain embedded options.

The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship	The index of the variable leg of the swap is 1 month LIBOR, the benchmark interest rate being hedged.	The index of the variable leg of the swap is 1 or 3 month LIBOR corresponding to the index of the Note, the benchmark interest rate being hedged.	The index of the variable leg of the swap is 3 month LIBOR, the benchmark interest rate being hedged.	The index of the variable leg of the swap is 3 month LIBOR, the benchmark interest rate being hedged.

Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	All other terms of the CD and the interest rate swap are typical of those instruments.	All other terms of the medium term bank notes and the interest rate swap are typical of those instruments.	All other terms of the subordinated notes and the interest rate swap are typical of those instruments.	All other terms of the agency debt and the interest rate swap are typical of those instruments.

The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.	The maturity date of both the swap and the CD are the same.	The maturity date of both the swaps and the medium term bank notes are the same.	The maturity date of both the swaps and the subordinated notes are the same.	The maturity date of both the swaps and the agency debt are the same.

There is no floor or ceiling on the variable interest rate of the swap.	There is no floor or ceiling on the variable interest rate of the swap.	There is no floor or ceiling on the variable interest rate of the swap.	There is no floor or ceiling on the variable interest rate of the swap.	There is no floor or ceiling on the variable interest rate of the swap.

The interval between repricings of the variable payment or receipt is at a market rate (generally three to six months or less).	The variable leg of the swap reprices and pays interest monthly.	The variable leg of the swap reprices and pays interest monthly or every three months.	The variable leg of the swap reprices and pays interest every three months.	The variable leg of the swap reprices and pays interest every three months.

Attachment B
Cash Flow Hedging Relationships 2003 – 2005
(SFAS 133 Paragraph 28 & 29)

Hedge Relationship	Terms of Hedged Item	Terms of Hedge	Specific risk being hedged	Effectiveness Evaluation
Deposits – Negotiable Certificates of Deposit (Short cut accounting)	Specifically identified floating rate negotiable Certificates of Deposit (CD) issued by The Huntington National Bank. The variable rate index of the CD is 3 month LIBOR. The CD is not callable or pre-payable.	Pay fixed, receive 3 month LIBOR floating rate interest rate swaps. The notional amount of the swap matches the principal amount of the CD. The repricing and maturity dates of the interest rate swaps match the repricing and maturity dates of the CD. The swap is not callable or pre-payable.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (3 Month LIBOR) corresponding to the index of the note.	The hedging relationship is assumed to be perfectly effective. Short cut accounting criteria met. See Short cut accounting criteria table.

Other Long Term Debt (Short cut accounting)	Specifically identified floating rate Euro notes and medium term bank notes (notes) issued by The Huntington National Bank. The variable rate index of the notes is 1 or 3 month LIBOR. The notes are not callable or pre-payable.	Pay fixed, receive 1 or 3 month LIBOR floating rate interest rate swaps corresponding to the index of the note. The notional amount of the swap matches the principal amount of the euro notes or medium term bank note. The index of the swap coincides with the index of the note being hedged. The repricing and maturity dates of the interest rate swaps match the repricing and maturity dates of the euro or medium term notes.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (1 or 3 Month LIBOR).	The hedging relationship is assumed to be perfectly effective. Short cut accounting criteria met. See Short cut accounting criteria table.

Deposits – Negotiable Certificates of Deposit (Long haul accounting)	Specifically identified floating rate negotiable Certificates of Deposit (CD) issued by The Huntington National Bank. The variable rate index of the CD is 3 month LIBOR. The CD is not callable or pre-payable.	Pay fixed, receive 3 month LIBOR floating rate interest rate swaps. The notional amount of the swap matches the principal amount of the CD. The repricing dates of the interest rate swaps match the repricing dates of the variable index on the CD. The swap is not callable or pre-payable, although the swap has a maturity date longer than the CD.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (3 Month LIBOR).	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in expected cash flows between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the variable cash flows of the CD and the interest rate swap. To be considered highly effective, the change in the fair value of the variable cash flows of hedging instrument must be within 80 to 125% of change in the fair value the variable cash flows of the hedged item. Ineffectiveness is recognized in other income, when the cumulative change in the variable cash flows of the interest rate swap is greater than the cumulative change in the variable cash flows of the hedged item.

Federal Home Loan Bank Advances (Long haul accounting)	Specifically identified floating rate Federal Home Loan Bank advances (advance). The variable rate index of the advance is 3 month LIBOR. The advance is pre-payable by Huntington.	Pay fixed, receive 3 month LIBOR floating rate interest rate swaps. The notional amount of the swap matches the principal amount of the advance. The repricing dates of the interest rate swaps match the repricing dates of the variable index of the advances.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (3 Month LIBOR).	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in expected cash flows between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the variable cash flows of the advance and the interest rate swap. To be considered highly effective, the change in the fair value of the variable cash flows of hedging instrument must be within 80 to 125% of change in the fair value the variable cash flows of the hedged item. Ineffectiveness is recognized in other income, when the cumulative change in the variable cash flows of the interest rate swap is greater than the cumulative change in the variable cash flows of the hedged item.

Attachment B (continued)

Hedge Relationship	Terms of Hedged Items	Terms of Hedges	Specific risks being hedged	Effectiveness Evaluation
Other Long Term Debt (Long haul accounting)	Specifically identified floating rate medium term bank notes (note) issued by The Huntington National Bank. The variable rate indices of the notes include 1- or 3-month LIBOR or fed funds. The notes are not callable or pre-payable.	Pay fixed, receive floating rate interest rate swaps. The notional amount of the swap matches the principal amount of the medium term bank note. The index of the swap coincides with the index of the note. In addition to 1 and 3 month LIBOR, fed funds is identified as the index on one note and swap.	The exposure to the variability of future cash flows which are attributable to changes in the designated variable interest rate (1- or 3-month LIBOR or fed funds) corresponding to the index of the note.	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in expected cash flows between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the variable cash flows of the note and the interest rate swap. To be considered highly effective, the change in the fair value of the variable cash flows of hedging instrument must be within 80 to 125% of change in the fair value the variable cash flows of the hedged item. Ineffectiveness is recognized in other income, when the cumulative change in the variable cash flows of the interest rate swap is greater than the cumulative change in the variable cash flows of the hedged item.

Other Long Term Debt (Long haul accounting)	Specifically identified variable rate junior subordinated debt held by trusts (debt). The variable rate index of the debt is 3 month LIBOR. The debt is prepayable by Huntington.	Pay fixed, receive 3 month LIBOR floating rate interest rate swaps. The notional amount of the swap matches the principal amount of the debt. The repricing dates of the interest rate swaps match the repricing dates of the variable index of the debt being hedged.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (3 Month LIBOR).	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in expected cash flows between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the variable cash flows of the debt and the interest rate swap. To be considered highly effective, the change in the fair value of the variable cash flows of hedging instrument must be within 80 to 125% of change in the fair value the variable cash flows of the hedged item. Ineffectiveness is recognized in other income, when the cumulative change in the variable cash flows of the interest rate swap is greater than the cumulative change in the variable cash flows of the hedged item.

Other Long Term Debt (Long haul accounting)	Specifically identified variable rate borrowings issued by Huntington. The variable rate index of the borrowings is 1 month LIBOR.	Pay fixed, and receive 1 month LIBOR floating rate interest rate swaps. The repricing dates of the interest rate swaps match the repricing dates of the variable index of the borrowings being hedged.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (1 Month LIBOR).	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in expected cash flows between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the variable cash flows of the borrowings and the interest rate swap. To be considered highly effective, the change in the fair value of the variable cash flows of hedging instrument must be within 80 to 125% of change in the fair value the variable cash flows of the hedged item. Ineffectiveness is recognized in other income, when the cumulative change in the variable cash flows of the interest rate swap is greater than the cumulative change in the variable cash flows of the hedged item.

Commercial Loans (Long haul accounting)	Specifically identified payments on pools of variable rate loans issued by Huntington. The variable rate index of the loans is 1 or 3 month LIBOR or Prime.	Receive fixed, pay 1 or 3 month LIBOR or Prime floating rate interest rate swaps corresponding to the index of the note. The notional amount of the swap matches the principal amount of the pool of the commercial loans pools. The variable rate of the swap coincides with the variable rate of the loans. The loans and the interest swaps have the same repricing intervals.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (1 or 3 Month LIBOR) corresponding to the index of the note.	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in expected cash flows between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the variable cash flows of the loan payments and the interest rate swap. To be considered highly effective, the change in the fair value of the variable cash flows of hedging instrument must be within 80 to 125% of change in the fair value the variable cash flows of the hedged item. Ineffectiveness is recognized in other income, when the cumulative change in the variable cash flows of the interest rate swap is greater than the cumulative change in the variable cash flows of the hedged item.

Investment Securities – Asset Backed Securities (Long haul accounting)	Specifically identified floating rate asset backed securities designated as available for sale under FAS 115. The variable rate index of the asset-backed securities is 3 month LIBOR.	Receive fixed, and pay 3 month LIBOR floating rate interest rate swaps. The swap is not callable or prepayable. The repricing dates of the interest rate swaps match the repricing dates of the variable index of the asset-backed security being hedged.	The exposure to the variability of future cash flows which are attributable to changes in the designated benchmark interest rate (3 Month LIBOR).	Both at the inception and on an on-going basis, the hedge relationship is reviewed to determine that it is expected to be highly effective in achieving offsetting changes in expected cash flows between the derivative instrument and the hedged item (attributable to the hedged risk) during the period that the hedge is designated. A quantitative model is used to obtain the fair value of the variable cash flows of the asset backed security and the interest rate swap. To be considered highly effective, the change in the fair value of the variable cash flows of hedging instrument must be within 80 to 125% of change in the fair value the variable cash flows of the hedged item. Ineffectiveness is recognized in other income, when the cumulative change in the variable cash flows of the interest rate swap is greater than the cumulative change in the variable cash flows of the hedged item.

Attachment B (continued)
Short Cut Criteria for Cash Flow Hedges
(SFAS 133 Paragraph 68)

SFAS 133 Criteria for assuming No
Ineffectiveness – Cash Flow
Relationships	Hedge Relationship	Hedge Relationship
	Negotiable CD	Other Long Term Debt – Medium Term Bank Notes, Euronotes
The notional amount of the swap matches the principal amount of the interest-bearing asset or liability.	The notional value of the swap matches the principal amount of the CD through out the life of the hedging relationship.	The notional value of the swaps matches the principal amount of the medium term bank notes or euro notes (hedged item) through out the life of the hedging relationship.

The fair value of the swap at the inception of the hedging relationship is zero.	The fair value of the swap was zero at inception.	The fair value of the swap was zero at inception.

The formula for computing the net settlements under the interest rate swap is the same for each net settlement.	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.

The interest-bearing asset or liability is not prepayable, except as indicated in the following sentences. This criterion does not apply to an interest-bearing liability that is prepayable solely due to an embedded call option provided that the hedging interest rate swap contains a mirror image call option.
	The CD is not prepayable, and does not contain an embedded option.	The medium term bank notes or euro notes are not prepayable and do not contain embedded options.

The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.	The index of the variable leg of the swap is 3 month LIBOR, the benchmark interest rate being hedged. The index of the swap coincides with the index of the specific CD being hedged.	The index of the variable leg of the swap is either 1 or 3 month LIBOR, the benchmark interest rate being hedged corresponding to the index of the note. The index of the swap coincides with the index of the specific note being hedged.

Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	All other terms of the CD and the interest rate swap are typical of those instruments.	All other terms of the medium term bank notes or euro note and the interest rate swap are typical of those instruments.

All interest receipts or payments on the variable-rate asset or liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.
	The maturity date of both the swap and the CD are the same.	The maturity date of both the swaps and the medium term bank notes or euronotes are the same.

There is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap (must be comparable).	There is no floor or ceiling on the variable interest rate of the swap.	There is no floor or ceiling on the variable interest rate of the swap.

The repricing dates match those of the variable-rate asset or liability.	The variable leg re-pricing dates of the swap match the re-pricing dates of the specific CD (hedged item).	The variable leg re-pricing dates of the swap match the re-pricing dates of the specific medium term notes or euro notes (hedged item).